qaZING, Inc. is currently in the **Test the Waters Phase** for **Title III** investments.

qaZING, Inc.

qaZING, Inc. is a new startup in the On-Demand Economy. We provide a one-stop app solution for a locally-based marketplace of service providers to consumers.

[qaZING.com (http://qaZING.com)](http://qaZING.com)

Peterborough, NH

Software & Services

$22,400.00

Funding goal

362 days

Left to invest

$22,400.00

Still to raise

qaZING, Inc.

- **Title III Offering**

qaZING (pronounced "kah-zing") is a startup in the On Demand Economy, seeking to provide a one-stop app solution for a locally based marketplace that connects people who need help ("Customers") with people who want to earn some extra money ("Providers"). The App is for people who might need help with all kinds of different services (technical support, yard work, errands, tutoring, etc.), and also people who might like to earn some extra money by monetizing skills they have while being in control of their work schedules. The On Demand Economy presents global opportunities - many people all over the world need help getting certain things done, and many people all over the world have an interest in earning extra money.

qaZING.com (http://qaZING.com)

Help

 Peterborough, NH

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qaZING Start Engine



Our **MISSION**

With the smartphone, humans are connected in a way that was not possible just a few years ago. qaZING is about harnessing the potential of the smartphone and helping people get things done.

Why we EXIST?

qaZING (pronounced "kah-zing") is about empowering people. It is about putting a new tool in the hands of everyone - a 'button' for people who need something done, and a 'wallet' for people who want to earn some extra money at their convenience.

Our GOAL

To empower people. To change the way people get things done, and the way people earn extra money - all over the world.

While we are starting in the United States, we believe the demand for our business model is global, and we aim to revolutionize the way the world gets things done, providing an efficient, on-demand, and local solution to service providers and consumers in countries all over the planet.

What is qaZING?

qaZING is a startup in the On Demand Economy. We provide a one-stop app solution for a locally based marketplace of that connects service providers with consumers and businesses. Unlike vertical players in the On Demand Economy that focus on a single marketplace (i.e. taxi service, or dog walkers), qaZING believes the most efficient model puts help of all kinds at the push of a single button. We believe this model is more efficient for Customers seeking help, more efficient for Providers interested in earning extra money, and more efficient for the platform providing this service (for example just add up all the marketing dollars it would take to build a brand for an App for dog-walkers, then add marketing dollars to build a brand for an App for technical support, then add marketing dollars for an App for cleaners, errand runners, tutors, deliveries, elder care, etc. and you will understand the inefficiencies).



REGISTER
as a Customer. It's fast, easy and FREE to set up a qaZING account.

DOWNLOAD
our App. We have providers with many skills and talents ready to help!

PRESS
the qaZING button when you find yourself with a project, large or small!

SEE
who is available to help, what they charge and how they've been rated by previous clients.

ENJOY
the feeling of getting tasks done! What will you do with all the extra time?

We believe a single platform, with a single brand to build, that can scale globally is much more efficient!

The qaZING categories include, but are not limited to:





















Tech Support

For every person that needs help connecting their Roku device on their TV, you know there's a tech-savvy person nearby that could help and would be thrilled to earn some extra cash. And consumers are not the only people that need technical support - small, medium, and large sized businesses need it too!

Private Tutoring

For every parent looking for some extra math help for their child, you know there's a retired teacher, or high school Senior, that would feel honored to help a youngster out. And for the businessman heading to Japan for a meeting, you know there's someone within a reasonable drive who happens to speak Japanese, that could be monetizing their talent in a way they never thought possible before.

Cleaning

For every person that needs some help cleaning (maybe after a party, for example), you know there's someone nearby that would enjoy helping out, and welcome an opportunity to pocket some quick cash.

Elder Care

For every elderly person who would like to enjoy the peace and comfort of their own home, you know there are people nearby that would feel energized by connecting and helping out an elder, and cheered up by the prospect of earning a few more greenbacks.

Entertaining

For every person who has organized a Saturday night dinner party, and conquered all of the basic preparations (food shopping, cleaning, cooking), that realizes how fun it would be to add a special touch of having a musician come that evening to strum on a guitar and provide some background entertainment, you know there is a local musician that would jump at the opportunity to get paid a few dollars to perform and practice what they love!

Errands

For every person stuck in a meeting that doesn't have time to get to the dry cleaners before they close, you know there are numerous people with some extra time, and a vehicle, that could cheerfully pick it up and deliver it, especially knowing their earnings can help pay for the new brake job they had to do the week before.

Lawn & Garden

For every person stuck in a meeting that doesn't have time to get to the dry cleaners before they close, you know there are numerous people with some extra time, and a vehicle, that could cheerfully pick it up and deliver it, especially knowing their earnings can help pay for the new brake job they had to do the week before.

Small Engine Mechanic

For every person, exhausted and frustrated from trying to get their rototiller to start, there's a retired person, or high school voc-tech senior, or weekend warrior that loves spark plugs, pistons, and carburetors, and would cherish the opportunity to be a hero, do what they are passionate about, and turn their tree of knowledge into a tree that grows green-backs.

Organizing

For every person that dreads having to organize things, there is someone nearby that LOVES organizing things and gets energized by the idea of efficiency, and prior to qaZING probably never realized they could be earning money doing something so enjoyable.

Pet Grooming

For every dog owner looking for a hair trimming, you know there's another dog lover not too far away that has the equipment and knowledge to come and spruce up Fido and their bank account at the same time.

And these are just examples!

What makes qaZING™ different?

qaZING has a business model meant to facilitate hyper-local connections in a highly technological world. Our model connects customers with local providers in real-time, notifying certain skilled providers whenever a customer "qaZINGs" something in their skill area. Through mutual ratings, reviews, and optional background checks, accountability and trust our number-one core values.

Integrating with these APIs for even more features!



Why qaZING?

With the smartphone, humans are connected in a way that was not possible just a few years ago. qaZING is about harnessing the potential of the smartphone and helping people get things done.

Our MARKET

Just how big is this market? Because qaZING's model offers the service of receiving help in several market sectors at the

convenience of one button, we believe there is an enormous market.

In the US alone, we believe that this market exceeds $200 Billion - nearly 800% larger than the taxi market. For the source of this data please see our offering memorandum.



Note: Please refer to our offering memorandum for the source of this data.

Investment OPPORTUNITY

As many Venture Capitalist will tell you, early stage investing is the most risky. If you ask them why they invest in early stage opportunities, they will likely tell you they do it for the financial upside potential of early stage deals.

Here's a unique opportunity to play "VC" and own part of an early stage, exciting company!

Why INVEST?

Lets unite and empower as many people as possible!

Together we can revolutionize how the world gets things done.

The time is now - the technology stars have alligned, and thanks to the Smartphone, our business model, that which was never possible before, is now possible!

In our pockets we now have powerful computers with:

Technology		*Benefit*
Internet Connection		*"I need some help!"*
Push Notifications	↔	*Providers get Notified*
GEO Location		*Locations are Known*
Database Control	↔	*Mutual Ratings*
Database/Knowledge	↔	*Safety of Background Checks*
Payment Processing		*Cashless, Safe, and Convenient*

Board of **ADVISORS**



P.J. O'Rourke is a world-acclaimed writer and humorist. After attending Miami University and Johns Hopkins, P.J. worked as the editor-in-chief of National Lampoon. As an author of more than 15 books, P.J. has covered a diverse range of subjects. He is also a panelist on NPR's Wait Wait...Don't Tell Me! - Tune in on a Saturday!

Charles Foster "Charlie" Bass served as a member of the United States House of Representatives for fourteen years. He has also worked as a business consultant in the renewable resource sector, a board member of New England Wood Pellet as well as Laidlaw Biopower, LLC.



The qa**ZING** team

Our company is run by young, technologically savvy entrepreneurs with a strong bench of advisors. Check out our "team" tab for more information!

The company's initial funding is from PeoplesVC, which lends hundreds of years of collective

experience in marketing, technology, growth management, and/or finance.

Thank you for considering this investment - we hope you will join our company and help us change the way the world gets things done!

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